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                                                                    EXHIBIT 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

                                          THREE MONTHS ENDED MARCH 31,
                                          ----------------------------
                                               2001        2000
                                             --------    --------
Net Income (Loss)                            $(19,919)   $    409

Fixed Charges:
   Interest Expense                             9,104       7,698
   Capitalized Interest                            12         272
   Preferred Dividend Requirements              1,776       1,776
                                             --------    --------
Total Fixed Charges and Preferred Stock
    Dividends                                  10,892       9,746

Less Preferred Stock Dividend Requirements      1,776       1,776
                                             --------    --------
Earnings                                     $(10,803)   $  8,379
                                             ========    ========

Ratio of Earnings to Fixed Charges              (1.18)       1.05
Dollar deficiency                            $ 19,919    $     --
Ratio of Earnings to Combined
    Fixed Charges and Preferred
     Stock Dividends                            (0.99)       0.86
Dollar deficiency                            $ 21,695    $  1,367